Exhibit 99.1
LJ International Inc. Schedules Second Quarter 2011 Earnings Release
on Thursday, August 25, 2011
Earnings Conference Call to be held on August 26, 2011
at 8:00 am (Eastern) / 5:00 am (Pacific) / 8:00 pm (Beijing/Hong Kong)
HONG KONG—(Marketwire — 8/11/11) — LJ International Inc. (LJI) (NASDAQ: JADE - News), a leading jewelry manufacturer and retailer, today announced that it will issue its unaudited financial results for the second quarter ended June 30, 2011 after the US market close on Thursday, August 25, 2011. The earnings release will be available on the investor relations page of its website at http://www.ljintl.com.
Following the earnings announcement, company senior management will host a conference call on Friday, August 26, 2011 at 8:00 a.m. (Eastern)/5:00a.m. (Pacific)/ 8:00 p.m. (Beijing/Hong Kong).

WHAT:	LJ International Inc. Second Quarter 2011 Earnings Conference Call

WHEN:	Friday, August 26, 2011 — 8:00 a.m. Eastern Daylight Time

HOW:	Live via phone by dialing (877) 407-9210 and asking for the LJ International Inc. call.
Please call at least 10 minutes prior to the start time, or live over the Internet by visiting http://www.investorcalendar.com/IC/CEPage.asp?ID=165611
REPLAY: A teleconference replay of the conference call will be available through September 7, 2011 and may be accessed by calling 877-660-6853. Please use account #286 and conference ID #377421. Web cast replay available until November 24, 2011.
About LJ International Inc.
LJ International Inc. (LJI) (NASDAQ: JADE — News) is engaged in the designing, branding, marketing and distribution of its full range of jewelry. It has built its global business on a vertical integration strategy, and an unwavering commitment to quality and service. Through its China-based ENZO retail chain stores, LJI is now a major presence in China’s fast-growing retail jewelry market. As a wholesaler, it distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe. Its product lines incorporate all major categories, including earrings, necklaces, pendants, rings and bracelets. For more information on the Company, visit the Company’s website at www.ljintl.com.
Cautionary Note Regarding Forward-Looking Statements: This press release may contain “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “anticipates,” “intends,” “plans,” “seeks,” “believes,” “estimates,” “expects” and similar references to future periods. Forward-looking statements are based on our current expectations and assumptions regarding our business, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements. They are neither statements of historical fact nor guarantees or assurances of future performance. We caution you therefore against relying on any of these forward-looking statements. Factors that could cause actual results to differ materially from such statements, as well as additional risk factors, are detailed in the Company’s most recent filings with the Securities and Exchange Commission. Any forward-looking statement made by us in this press release speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking information contained in this press release or with respect to the announcements described herein, except as may be required by law.

Contacts
Corporate:	Investor Relations:
Mr. Ringo Ng	Ms. Jennifer K. Zimmons/ Mr. Richard Cooper
Chief Financial Officer	Managing Director/President
LJ International Inc.	Cooper Global Communications
Tel: 011-852-2170-0018	Tel: 212-838-1444
ringong@ljintl.com	jzimmons@cgc-us.com/ rcooper@cgc-us.com
www.ljintl.com